

16022288

SEC
Mail Processing
Section

NOV 25 2016

Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNC Ag Stock, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4050 Garden View Drive, Suite 103
(No. and Street)

Grand Forks	ND	58201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jayson Menke (701) 780-2828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall, Ste. 1300	Minneapolis	MN	55403-7033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jayson Menke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNC Ag Stock, LLC, as of November 22, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public


JAMES IVERS
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
April 26, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FNC Ag Stock, LLC

(SEC I.D. No. 8-69177)

Statement of Financial Condition
as of September 30, 2016
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3)
as a **PUBLIC** document.

FNC AG STOCK, LLC

TABLE OF CONTENTS


EideBailly
CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Managing Managers
FNC Ag Stock, LLC
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of FNC Ag Stock, LLC (the Company), as of September 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of FNC Ag Stock, LLC as of September 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Minneapolis, Minnesota
November 22, 2016

FNC AG STOCK, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2016

		2016
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	372,978
Other current assets		811
Total current assets		373,789
TRADING SERVICE CONTRACTS — Net of accumulated amortization of $84,175		52,325
TOTAL	$	426,114
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES:		
Commissions payable		15,521
Deferred revenue		41,046
Total current liabilities		56,567
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY:		
Farmers National Company Member's equity		369,547
Total member's equity		369,547
TOTAL	$	426,114

See notes to financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FNC Ag Stock, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company. Operations for FNC Ag Stock, LLC began on August 27, 2013. FNC Ag Stock, LLC is a wholly owned entity of Farmers National Company (the "Parent") which is a wholly owned subsidiary of FNC, Inc. The Company's limited liability company agreement defines the period of the duration. The agreement states the Company's continuation as a limited liability company is dependent upon the existence of the member of the LLC. The Company maintains a special account for the exclusive benefit of customers. Therefore, the Company is exempt from the provisions of the SEC Rule 15c3-3 under paragraph (k)(2)(i).

FNC Ag Stock, LLC operates an alternative trading service for the secondary trading of securities issued by cooperatives and limited partnerships in the agricultural and energy sectors. The Company runs a qualified matching service. The Company has three individuals who serve as agents. Furthermore, the Company has an agreement in place with an escrow agent. The escrow agent is responsible for holding the purchasers' funds and distributing commissions and remaining sales price to the Company and the sellers, respectively.

Use of Estimates — In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Trading Service Contracts — Trading service contracts represent the agreements with issuers of securities purchased from Alerus Securities Corporation (Alerus). The contracts were purchased July 1, 2013. The purchase price for the contracts is amortized on a straight-line basis over a five-year period. The Company estimates that amortization expense will be approximately $27,300 in fiscal year 2017 and approximately $25,025 in fiscal year 2018. Recoverability of these assets is evaluated periodically based upon management's estimate of future operating income of the contracts acquired.

Trading service contracts are evaluated for potential impairment when business circumstances related to the underlying contracts change. Impairment of intangible assets subject to amortization, occurs when the undiscounted cash flows expected to result from the asset is less than the carrying value. If impaired, an asset is written down to its fair value.

Annually, the issuers of the securities pay an annual fee as part of the contract. The fee is recorded as deferred revenue and the related revenues are recognized each month throughout the year.

Commissions — Commission revenues and related commission expenses are recorded on a trade-date basis as transactions are approved by the board of directors of the company issuing the units.

Concentration of Credit Risk – The Company's cash balances are maintained in a bank deposit account, the balance of which may periodically exceed federally insured limits.

Income Taxes — The Company is operating as a limited liability company and, consequently, earnings pass through to the members and are taxed at the member level. Accordingly, no federal or state income tax provision has been included in these financial statements. If the Company were subject to income taxes, interest, and penalties, any would be recorded in federal income tax expense. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position. There are no uncertain tax positions as of September 30, 2016

Subsequent Events – Subsequent to year end on November 7, 2016, an addendum to the expense sharing agreement was signed (Note 4). The Company has evaluated subsequent events through November 22, 2016.

Future Adoption of New Accounting Pronouncements – In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*), effective retrospectively for fiscal years beginning after December 15, 2018. The new guidance will supersede nearly all existing revenue recognition guidance; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees. For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those goods or services. The Company is currently evaluating the impact of this guidance on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842). The provisions of ASU 2016-02 require a dual approach for lessee accounting under which a lessee would recognize a right-of-use asset and a corresponding lease liability. Leases will be classified as either finance or operating leases. For finance leases, a lease will recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements, to afford better understanding of an entity's leasing activities, including any significant judgments and estimates. ASU 2016-02 will be effective for us beginning October 1, 2020, but early adoption is permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

2. COMMISSIONS PAYABLE

Commissions are paid to the agents and Alerus. The payable at September 30, 2016 consists of $3,643 payable to agents and $11,878 payable to Alerus.

3. DEFERRED REVENUE

Issuers with trading service contracts pay an annual fee to the Company for the services provided. The annual payment is received on the anniversary of the trading service contract. The payment represents services for one year after the payment is made. Revenue for these payments is recognized on a monthly basis with the balance of the contract considered deferred revenue.

4. RELATED PARTY TRANSACTIONS

5. The Company has transactions with its Parent, including rent and the performance of administrative services. There is an expense sharing agreement in place between the Company and its Parent. There was $123,300 paid to the Parent for salaries, benefits and taxes, office rent and office expense for the year ended September 30, 2016. There was not a payable to member as of September 30,

2016. The expense sharing agreement expired as of September 30, 2015. The expense sharing agreement was reviewed during the year and was determined there should be no changes to the agreement and that it should continue on a month to month basis until otherwise noted. An addendum to the expense sharing agreement was signed on November 7, 2016. The addendum states the expense sharing agreement shall be extended to an automatic month to month period until either party provides the other not less than 30 days advance written notice of its intent to terminate the agreement.

6. LEASE OBLIGATIONS

Operating leases — the Company leases office space from its Parent. The lease automatically renews annually with an option to give a 30 day notice. The lease is accounted for as an operating lease.

Future minimum operating lease commitments are as follows:

2017	$ 10,087
2018	-
2019	-
2020	-
2021	-
Thereafter	-
	$ 10,087

The current lease expires on August 31, 2017.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. FNC Ag Stock, LLC is required to maintain "adjusted net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At September 30, 2016 the Company had net capital of $316,411, which was $311,411 in excess of its required net capital of $5,000.

COMMITMENTS AND CONTINGENGIES

As part of the purchase of the contracts from Alerus, the Company has agreed to pay Alerus quarterly earn out payments for the first sixteen full calendar quarters from the closing date on the purchase of the contracts. The payments are 37.5% of the securities commissions earned by the Company during each quarter as a result of transactions in securities issued by organizations that have entered into agreements with FNC Ag Stock, LLC. The payout to Alerus is effective through September 30, 2017.

The Company is involved in various legal matters from time to time. Management is of the opinion none of these other legal actions will result in losses material to the financial position, results of operations, or cash flows of the Company.